Exhibit 99.2

Reconciliation of Non-GAAP Results of Operations Measures to

the Comparable GAAP Financial Measures

(In thousands of US dollars)

	For the six months ended June 30,
	2025	2024
Reconciliation of non-GAAP loss from operations:
Loss from operations	$(8,696)	$(5,745)
Add back: Share-based compensation expenses	5,700	1,447
Adjusted loss from operations	$(2,996)	$(4,298)

Reconciliation of non-GAAP net loss:
Net loss	$(8,412)	$(5,370)
Add back: Share-based compensation expenses	5,700	1,447
Adjusted net loss	$(2,712)	$(3,923)